333 S. Wabash Ave. Chicago IL 60604	D. Craig Mense
Executive Vice President and
Chief Financial Officer
Telephone 312-822-1222
Facsimile 312-822-2004
Internet craig.mense@cna.com
April 30, 2008
Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Comment Letter dated April 18, 2008 File No. 001-05823
VIA EDGAR FILING AND FACSIMILE TRANSMISSION
Dear Mr. Rosenberg:
We acknowledge receipt of the letter of comment dated April 18, 2008 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.
Our responses to the Comment Letter are set forth below. Our responses are organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our respective responses. CNA Financial Corporation and its subsidiaries are referred to as the “Company” or “CNA”.
Form 10-K for the Fiscal Year Ended December 31, 2007
Investments
Asset-backed and Sub-prime Mortgage Exposure, page 52
Comment 1
Please revise to discuss whether the investment grade rating on these exposures is dependant on guarantees issued by third parties, and if so, disclose the rating without the guarantee. For both these guarantees and the CDS purchased, disclose the exposure to guarantor/counterparty default.

CNA’s Response
The securities of certain asset-backed and sub-prime mortgage issuers held in our portfolio are guaranteed by mono-line insurers.
The Investments section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) on page 51 of our Form 10-K for the year ended December 31, 2007 (the 2007 10-K) included the following disclosure related to our exposure to mono-line insurers:
“Within our overall investment portfolio, $3,810 million of securities are rated AAA as a result of insurance from six different mono-line insurers. Insured municipal bonds are $3,602 million of this total and represent 47% of our total municipal bond holdings. The underlying average credit quality of the municipal bonds would be A+ without the benefit of the insurance. Should the insurance be deemed worthless, we do not believe there would be a material impact to our results of operations or financial condition.”
The $3,810 million referenced in the disclosure above represents our entire exposure to mono-line insurers for all classes of securities; however, we only disclosed the underlying rating without the mono-line guarantee for municipal bonds. Included in the $208 million exposure on security classes other than municipal bonds ($3,810 million minus $3,602 million) is $137 million related to the asset-backed and sub-prime mortgage securities discussed on page 52. This amount is only 1% of the total asset-backed and sub-prime mortgage securities. Of this amount, only $37 million relates to sub-prime mortgage and Alt-A securities. The underlying average credit quality of all of the asset-backed and sub-prime mortgage securities would be A+ and none of the securities would be rated below investment grade without the benefit of the insurance.
At December 31, 2007 we held $80 million of notional value of credit default swaps (CDS) for purposes of economically hedging portions of our asset-backed holdings. The fair value of these CDS positions was $58 million as of that same date, and $10 million of that amount was collateralized by cash. The CDS positions were among six different counterparties that had an average credit rating of AA-. These CDS positions were no longer held as of March 31, 2008.
The MD&A section of our first quarter 2008 Form 10-Q includes the following additional disclosure in the updated disclosure related to asset-backed and sub-prime mortgage exposure (the first sentence is the same as the disclosure in the 2007 10-K, the new language is underlined):
“Of the securities with sub-prime exposure, approximately 98% were rated investment grade, while over 99% of the Alt-A securities were rated investment grade. We believe that each of these securities would be rated investment grade even without the benefit of any applicable third-party guarantees.”
We respectfully submit based on the facts noted above and the additional disclosure that is included in our first quarter filing that no revision to the 2007 10-K is warranted.

Comment 2
You disclosed that your fixed maturity investment portfolio was valued in part based on market prices provided by a third party pricing service. While you are not required to make reference to the independent pricing service, when you do you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.
CNA’s Response
We do not believe our references to third party pricing services in our periodic reports require us to obtain any consents. Nevertheless, we have not included any references to such third party pricing services in our first quarter 2008 Form 10-Q.
* * * * * * *
As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, this response should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing were inadequate or incorrect in any material respect.
If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.
Very truly yours,
/s/ D. CRAIG MENSE
D. Craig Mense
Executive Vice President and
Chief Financial Officer